UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                        Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____July 9, 2004________________

Date

INITIAL NEW ZEALAND GOLD EXPLORATION RESULTS

CanAlaska Ventures Ltd (TSXV CVV, OTCBB  CVVLF) carried out reconnaissance programs of several of its New Zealand exploration tenements and application areas.

This initial work provided significant insight into the potential of properties on the West Coast of the South Island to host high temperature gold vein stockwork systems within previously unexplored granites. Modern mineral exploration techniques have facilitated the identification of stockwork gold deposits in areas previously unexplored. Previous activity in these areas has been largely confined to local placer gold deposits in rivers draining the granites.

The reconnaissance samples from the Cascade Creek Licenses (EP # 40638 and 40639) contained strongly associated non-visible gold in sample concentrates, associated with bismuth mineralization, similar to the granite related gold deposits of the Tintina Gold Belt in Alaska-Yukon, which host such notable deposits as Fort Knox, and Pogo (5.6 Moz).

The sediment samples collected from the Cascade Creek drainages range from 0.1 g/t gold to 20.5 g/t gold and between 60-300 ppm bismuth.  Visible gold was not evident any of the samples, indicating likely sulphide encapsulation.  Isolated grab samples of rocks from this stream catchment do not report significant gold mineralization at this stage, however, one sample returned 5810g/t bismuth, with others reporting anomalous values.  One sample of copper bearing quartz vein assayed 1.6% copper and trace molybdenum.

Sample	Type	Gold (ppm)	Bismuth (ppm)	Copper%
06120	Sediment	1.76	60
09120	Sediment	8.1	84
11120	Sediment	20.5	94
13120	Sediment	7.6	92
14120	Sediment	0.1	60
15120	Sediment	1.22	74
04120	Sediment	0.24	300
12120	Rock grab	0.05	485	1.63
16120	Rock grab	<0.05	5810

Continued to Page 2

Page 2 CanAlaska Ventures Ltd. News Release June 2, 2004

Assays were carried out by SGS Laboratories (New Zealand/Australia). The Qualified Person for this release is Peter Dasler, P.Geo, geological consultant, CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold diamond, and platinum projects in Alaska, British Columbia, Labrador, Ontario and Quebec CanAlaska's business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies. Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal, base metal and uranium projects in Canada, United States, and New Zealand

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 2, 2004

Item 3: Press Release

A Press release dated and issued June 2, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Initial New Zealand Gold Exploration Results.

Item 5: Full Description of Material Change

See attached news release dated June 2, 2004

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 3, 2004_______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CANALASKA JOINT VENTURES RAINBOW HILL GOLD PROJECT AND GLITTER LAKE PLATINUM GROUP METAL PROJECT

Rainbow Hill Gold Project:

Management is pleased to announce that final approval has been received from the TSX Venture Exchange on the Option/Joint Venture Agreement with Freegold Ventures Limited ("Freegold"), (TSE:ITF).  The transaction closed June 4, 2004 with Freegold issuing CanAlaska 50,000 common shares at a deemed price of $0.28.  These shares are legended with a hold period until October 5, 2004.

Under the terms of the Agreement, Freegold may earn up to a 65% interest in the Rainbow Hill Gold Project located in central Alaska.  Under the terms of the Agreement Freegold may earn a 50% interest by incurring exploration expenditures of US $2 million over 6 years, making cash payments of US $160,000 over 4 years, and issuing 300,000 shares over 4 years.  Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by placing the project into commercial production.

The Rainbow Hill project is located in central Alaska, approximately 225 road miles south of Fairbanks and 290 miles north of Anchorage.  The project is situated approximately 3 miles upstream from the Valdez Creek placer gold mine which produced over 500,000 troy ounces of gold during its mine life which ended in 1996.  Most of the placer gold production from the district came from Valdez Creek and its major south tributary, White Creek.  Historic lode gold production, amounting to less than 1,000 ounces, came from the Black Creek mine, on the south end of Lucky Hill, and the Timberline Creek mine.  The Rainbow Hill Project is centered Gold Hill and Lucky Hill where most of the known lode gold occurrences of the district are found.  CanAlaska began a concerted effort to stake claims and explore the district beginning in 1983.

Glitter Lake PGM Project:

Management is pleased to announce that final approval has been received from the TSX Venture Exchange on the Option/Joint Venture with Pacific North West Capital Corp. ("Pacific"), (TSE:PFN) on its Glitter Lake Property.  The transaction closed June 4, 2004 with Pacific North West Capital Corp. issuing CanAlaska 20,000 common shares at a deemed price of $0.69.  These shares are legended with a hold period until October 5, 2004.

Under the terms of the Agreement Pacific may earn a 50% interest by issuing 60,000 shares, making cash payments totalling $45,000 and completing exploration expenditures $700,000 over 4 years.  Pacific may increase its interest to 60% by completing a Feasibility Study and to 70% by placing the property into Commercial Production.

The Glitter Lake Property, 100% owned by CanAlaska, is located in Quebec.  Glitter Lake is located approximately 135 kilometers north-northeast of the town of Matagami, Quebec. The Glitter Lake property has significant potential for PGE mineralization associated with Cu-Ni sulphide mineralization.

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold, base metal, and platinum projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand. Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects on an international scale.

On behalf of the board of directors

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 18, 2004

Item 3: Press Release

A Press release dated and issued June 18, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Final Approval received from the TSX Venture Exchange on Joint Venture Projects

Item 5: Full Description of Material Change

See attached news release dated June 18, 2004

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 21, 2004_______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

PETER DASLER APPOINTED PRESIDENT

Vancouver:  The Board of Directors of CanAlaska Ventures Ltd. ("CanAlaska") is pleased to announce the appointment of Mr. Peter Dasler, P.Geo as President and Chief Executive Officer ("CEO") of CanAlaska.  The former President and CEO Mr. Harry Barr, whose new position with CanAlaska is Chairman, Chief Operating Officer ("COO"), and Director, said Mr. Dasler will now focus more directly on CanAlaska's corporate development, as well as providing extensive technical experience to the Company.

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler has a Masters degree in exploration and mining geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.

Harry Barr stated "We are honoured to have Mr. Dasler join CanAlaska.  His broad range of experience and expertise within the mining sector will enhance CanAlaska's management team."

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold, base metal, and platinum projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, and New Zealand.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the board of directors

Harry Barr, Chairman

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 24, 2004

Item 3: Press Release

A Press release dated and issued June 24, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Mr. Peter Dasler Appointed President

Item 5: Full Description of Material Change

The Board of Directors of CanAlaska Ventures Ltd. ("CanAlaska") is pleased to announce the appointment of Mr. Peter Dasler, P.Geo as President and Chief Executive Officer ("CEO") of CanAlaska.  The former President and CEO Mr. Harry Barr, whose new position with CanAlaska is Chairman, Chief Operating Officer ("COO"), and Director, said Mr. Dasler will now focus more directly on CanAlaska's corporate development, as well as providing extensive technical experience to the Company.

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler has a Masters degree in exploration and mining geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.

Harry Barr stated "We are honoured to have Mr. Dasler join CanAlaska.  His broad range of experience and expertise within the mining sector will enhance CanAlaska's management team."

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 25, 2004_______________

Date

"Taryn Downing"

STOCK OPTIONS GRANTED

The Management of CanAlaska Ventures Ltd. (the "Company") wishes to announce that the Company has granted 1,076,000 incentive stock options to an officer and consultant of the Company at the exercise price of $0.10 per common share for a period of four years, subject to regulatory approval.

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold, base metal, and platinum projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, and New Zealand.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the board of directors

Harry Barr, Chairman

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 25, 2004

Item 3: Press Release

A Press release dated and issued June 25, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Stock Options Granted

Item 5: Full Description of Material Change

The Management of CanAlaska Ventures Ltd. (the "Company") wishes to announce that the Company has granted 1,076,000 incentive stock options to an officer and consultant of the Company at the exercise price of $0.10 per common share for a period of four years, subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 25, 2004_______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity